

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2017

Mail Stop 4631

<u>Via U.S. Mail</u>
Jean-Marc Allain
President
Trans-Lux Corporation
445 Park Avenue, Suite 2001
New York, NY 10022

> **Re: Trans-Lux Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 24, 2017**
> **File No. 1-02257**

Dear Mr. Allain:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction